JONATHON (Jon) MILLER, CPA

Jon Miller is currently a Certified Public Accountant and is the Managing Member of Private Tax Solutions, a cloud accounting firm with US and International clients.

Past experience:

- 1990-1993 Mr. Miller worked with Price Waterhouse in Los Angeles advising some of the largest entertainment, technology, and financial services companies in the world on their accounting and tax matters.
- 1994-1995 worked at Arthur Anderson in Seattle advising software, wireless, and technology companies with their international expansion and growth.
- 1996-2000 worked at Price Waterhouse and PricewaterhouseCoopers as a Senior Manager and Director in Seattle, WA.
- 2000-2008 worked in various entrepreneurial ventures including serving as the CEO of Threshold Networks.
- 2009-2012 worked as a CPA at Northwest Tax Choices
- 2012-2014 Partner with Goff, Dance, Miller, LLC, a regional accounting firm in the Pacific Northwest
- 2015-Present Private Tax Solutions.